FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae	Joanne Petak
Chairman and CEO	VP of Marketing
Leading Brands, Inc.	Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238	Tel: (604) 685-5200 ext. 244
Email: rmcrae@LBIX.com	Email: jpeta@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
LAUNCH OF NEW BRAND
SOY2O™

VANCOUVER, CANADA, October 14, 2003, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces the launch this past weekend of its new beverage brand: Soy2O™, at the National Association of Convenience Stores Convention in Chicago.

Soy2O™ (pronounced “soy-two-oh”) is a unique blend of fruit flavored water and natural soy isoflavones. Isoflavones are the active ingredient in soy that are linked to many health benefits, including:

Lowering cholesterol; Reducing the risk of heart disease; Protecting against some cancers; Preventing bone loss; Treating osteoporosis; and Easing menopausal symptoms.

The “Evolution of Soy™”, Soy2O™ is “Clearly refreshing without the soy taste™”.

Leading Brands Chairman and CEO Ralph D. McRae said: “Soy2O™ is the first product of its kind to incorporate revolutionary new technology that conveys the well-known benefits of soy without the unpleasant taste, appearance and odor of soy. Soy2O™ is crisp and clear in appearance. There is absolutely no hint that the product contains a healthy 20 mgs of soy in every 12 oz bottle. We anticipate our first shipments to start within 45 days, initially in four distinct new flavors: Blueberry Grape, Peach Mango, Strawberry Guava and Lemon Green Tea.”

Mr. McRae added: “The market for soy-based drinks in North America is already several billion dollars per year - despite the obvious drawbacks to existing products – and many times that size World-wide. Soy2O™ is designed to not only capitalize on that ready acceptance, but we believe it will also draw many new consumers to the category.”

We will continue to provide updates in our monthly newsletter on the first of each month, posted at www.LBIX.com.”

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS)™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Pez© 100% Juices™, Soy2O™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, and Cool Canadian® Water

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com